SEC 1473 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*			2. Date of Event Requiring Statement December 28, 2001 (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol: SUMmedia.com, Inc. ISUM
(Last) (First) (Middle) Bloom, Lawton
(Street) 279 Harvard Street			3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all Applicable) _X_ Director ___ 10% Owner ___Officer (Give Title Below) ___Other (Specify Below)			6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip) Cambridge, MA 02139-2343							7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form Filed by One Reporting Person ___Form Filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)			2. Amount of Securities Owned (Instr. 4)		3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)		4. Nature of Indirect Beneficial Ownership (Instr. 5)
Nil

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.Conversion or Excercise Price of Derivative Security	5.Owner-ship Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indicrect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Nil

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
	______/s/Lawton Bloom_____________________ Lawton Bloom **Signature of Reporting Person	_______January 10, 2002_________ Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 02/11/2002